Filed by First Opportunity Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
First Opportunity Fund, Inc.
Investment Company Act File No. 811-04605
Boulder Growth & Income Fund, Inc.
Investment Company Act File No. 811-02328

 “My Dearest Stockholder, It has been a winter’s age since our last correspondence, yet our Fund remains resolute in the face of the market’s temerity.”

Dear Stockholders:

As we move closer to the stockholder vote on the proposed reorganization of the First Opportunity Fund, Inc. (the “Fund”), Boulder Total Return Fund, Inc., The Denali Fund Inc., and Boulder Growth & Income Fund, Inc. into a single surviving fund, we also move closer to the possibility that this may be the final stockholder letter written specifically for the Fund.  To commemorate such a special occasion, I considered writing the letter in the prose of a Civil War era letter.  Unfortunately, I was only able to craft the one sentence above in this style before I realized that I lacked the vocabulary and the eloquence to put together a complete letter in this manner.  As a result, I made the prudent decision to forgo this linguistic treat for the simpler, more conventional style to which we are all better accustomed.  Perhaps I will revisit this idea if the proposed reorganization is consummated, but until then let us proceed with a review of the Fund’s performance.

 For the one-year period ending March 31, 2014, the Fund generated a strong absolute return of 16.6% on net assets.  Despite this solid absolute performance over the period, the Fund was only able to outpace the 15.7% return generated by the Dow Jones Industrial Average (DJIA) as the S&P 500 Index generated a 21.8% return and the NASDAQ Composite generated a 30.2% return.

	3 mos.	6 mos.	One Year	Three Years*	Five Years*	Ten Years*	Since June 2010**
FOFI (NAV)	1.3%	10.3%	16.6%	10.3%	16.9%	3.3%	11.6%
FOFI (Market)	4.3%	15.7%	18.0%	9.7%	17.4%	1.2%	11.8%
S&P 500 Index	1.8%	12.5%	21.8%	14.6%	21.1%	7.4%	17.6%
DJIA	-0.2%	10.1%	15.7%	13.0%	19.8%	7.5%	16.4%
NASDAQ Composite	0.8%	12.1%	30.2%	16.2%	23.8%	9.0%	19.1%
* Annualized
** Annualized since June 1, 2010, when the current Advisers became investment advisers to the Fund.
The performance data quoted represents past performance. Past performance is no guarantee of future results. Fund returns include reinvested dividends and distributions, but do not reflect the reduction of taxes that a stockholder would pay on Fund distributions or the sale of Fund shares and do not reflect brokerage commissions, if any. Returns of the S&P 500 Index, the DJIA and the NASDAQ Composite include reinvested dividends and distributions.  You cannot invest directly in any of these indices.  The investment return and the principal value of an investment will fluctuate and shares, if sold, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

Two of the key contributors to the Fund’s performance on an absolute basis for the one-year period were the Fund’s positions in the two hedge funds of Bay Pond Partners, L.P. (Bay Pond) and Wolf Creek Investors (Bermuda), L.P. (Wolf Creek).  For the period, Wolf Creek generated a 14.5% return and Bay Pond generated a 13.5% return.  As seen in previous periods, their large contribution to performance was partially driven by their large position sizes as Wolf Creek accounted for roughly 16.9% of total assets and Bay Pond accounted for roughly 16.7% of total assets at period end.  While both positions generated solid absolute returns during the period, they represented a considerable drag on the Fund’s relative performance as their returns were materially below the 21.8% return of the S&P 500 Index during the period.

Additional key contributors to performance on an absolute, as well as, relative basis were the Fund’s positions in Square 1 Financial (Square 1), Wells Fargo & Company (Wells Fargo) and JPMorgan Chase & Company (JPMorgan), which generated returns for the period of 192.4%, 38.3% and 31.4%, respectively.  While all three positions performed extremely well during the period, Square 1 stands out among them as its performance was bolstered by its successful initial public offering on March 27, 2014.   Even with the large appreciation of each of these positions during the period, we continue to view these companies favorably and believe they should continue to be solid contributors to the Fund’s performance.

On the other end of the spectrum, a key detractor to the Fund’s performance on an absolute and relative basis was its position in International Business Machines Corporation (IBM).  For the period, the Fund’s position in IBM generated a negative 7.9% return.  The negative impact on performance was amplified by the large weight of the position in the Fund as it accounted for roughly 3.2% of total assets at period end.  The company’s poor stock performance over the period was primarily driven by weaker than expected operating results due to a combination of softer demand trends in key markets and some execution issues.  While we feel the company has taken actions to correct its execution issues, demand headwinds are likely to persist for at least the next couple of quarters.  Despite these recent issues, we believe the company’s strong underlying business fundamentals remain firmly intact and it should continue to produce attractive earnings and free cash flow over the long run.  At the current price, we believe the company’s stock continues to trade at an attractive valuation relative to the intrinsic value of the business.

Another key detractor to performance was the Fund’s position in POSCO, which generated a negative 5.8% return for the period and accounted for approximately 1.4% of total assets at period end.  The poor performance of the position was driven by weak underlying operating results at the company as global steel market fundamentals remained soft due to overcapacity issues.  Much of this excess capacity is comprised of currently unprofitable mills in China.  The Chinese central government would like to see these mills consolidated, but pushback from local governments suggests it will be some time before any material capacity rationalization in China will occur.  While global steel demand is expected to gradually improve, it will only result in a modest tightening of the supply and demand balance for steel without the aid of any material capacity reductions.  In the meantime, steel prices appeared to have bottomed and there is potential for a modest increase in steel prices going forward.  We believe POSCO is well-positioned to benefit from an eventual recovery of the steel market due to its low-cost operations and the ramp-up of recently completed large capital projects.

Other detractors to performance for the period were the Fund’s positions in SI Financial Group, Linn Energy and OmniAmerican Bancorp (OmniAmerican), which generated returns for the period of a negative 5.8%, a negative 17.6% and a negative 16.5%, respectively.  In the case of OmniAmerican, we sold out of the position during the period as we believed there were better investment opportunities available elsewhere.

While we are never thrilled by relative underperformance, the Fund performed roughly in-line with the expectations we laid out in the previous stockholder letter.  As you will remember, it was our opinion that the market was fairly valued last fall and if there was further rapid market appreciation, the Fund would generate positive absolute returns, but would run the risk of underperforming on a relative basis.  A rising tide will lift all boats, but we expected some boats would rise a little faster than others due to the nature of the tide’s rise.   It was our belief that any further rapid appreciation in market values from that point would probably be driven by increasing optimism and risk-taking by market participants that would push market valuations higher than justified by the actual operational performance of the businesses that comprise the market.  During such a period, market valuations will tend to move to premium levels.   In such a market, the increased risk-taking will generally favor the stocks of more speculative companies over the stocks of the higher quality companies in which we invest.

This begs the question then: Why did we not reposition the Fund toward these more speculative stocks if we expected them to outperform?  The answer is simple.  An investment philosophy cannot be successful over the long-run if you are unable to maintain your discipline to it regardless of the market environment.  The cold hard fact of investing is that no single investment strategy will work in every short-term market cycle and trying to shift one’s strategy to specific market conditions is an almost certain way to underperform the market.  It is our belief that superior absolute returns can be delivered over the long-run as long as you remain disciplined to a strong investment philosophy.  As I have stated many times in these letters, our philosophy is to invest in good companies at attractive valuations for the long-run and we firmly believe this philosophy has the capacity to outperform over the long-run.   As a stockholder in the Fund, you can rest assured that your investment will always be managed in adherence to this philosophy regardless of the prevailing market environment.

So where do we stand today?  After continued market appreciation in excess of underlying business fundamentals, we believe the general market has begun to trade at premium valuations.  While we do not believe the market has reached a level of excessive valuation premiums, it has made it increasingly difficult to identify attractive new investment opportunities.   If the market appreciates and moves further into premium valuation territory, we would expect the Fund to generate positive absolute returns, but continue to run the risk of underperforming relative to the benchmarks.  This will especially be the case if stock valuations begin to trade at unreasonable premiums to their underlying businesses, at which point the Fund may rotate further into cash assets.  Despite this possibility, we continue to believe the Fund’s portfolio is well positioned to deliver solid long-term returns due to its attractively valued investments in high-quality, defensible businesses.

 In the meantime, we will continue our efforts to address the Fund’s large share price discount.   As you know, one of the biggest actions currently being undertaken on this front is the proposed reorganization.  In March, we filed the preliminary reorganization document known as the N-14, which provides an in-depth overview of the proposed reorganization.  A link to this document can be found on the Fund’s website (www.boulderfunds.net) in the SEC filings section for the Boulder Growth & Income Fund.  Once we have received and incorporated comments from the SEC, we will file the finalized document and proceed to mail out the related proxy materials to the Fund’s stockholders.  I encourage you all to take the time to thoroughly review these materials and come to your own conclusion about the merits of the reorganization.   We believe it represents an important step forward in our efforts to better serve the Fund’s stockholders and indirectly addresses the Fund’s share price discount.  We hope you will view it as favorably as we do.

As always, I would like to wish you all a safe and happy summer and I look forward to writing you again soon.

Sincerely,

/s/ Brendon Fischer
Brendon Fischer, CFA

Portfolio Manager

April 24, 2014

The views and opinions in the preceding commentary are as of the date of this letter and are subject to change at any time. This material represents an assessment of the market environment at a specific point in time, should not be relied upon as investment advice and is not intended to predict or depict performance of any investment.

Portfolio weightings and other figures in the foregoing commentary are provided as of period-end, unless otherwise stated.

This letter is not intended to, and does not, constitute an offer to sell, or solicitation of an offer to buy, shares of either the Fund or Boulder Growth & Income Fund, Inc.; nor is this letter intended to solicit a proxy from any stockholder of any of the aforementioned funds. Such solicitations will only be made by a final, effective registration statement, which includes a definitive Joint Proxy Statement/Prospectus (the “Registration Statement”), after the Registration Statement is declared effective by the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUND ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND OTHER PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE SURVIVING FUND CAREFULLY. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.

The Joint Proxy Statement/Prospectus will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov. In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after effectiveness of the Registration Statement by calling (877) 561-7914.

Note to Stockholders on Investments in Hedge Funds: The Fund’s investment advisers feel it is important that stockholders be aware that the Fund has highly concentrated positions in certain hedge funds and may take concentrated positions in other securities. Concentrating investments in a fewer number of securities (including investments in hedge funds) may involve a degree of risk that is greater than a fund that has less concentrated investments spread out over a greater number of securities. For example, the value of the Fund’s net assets will fluctuate significantly based on the fluctuation in the value of the hedge funds in which it invests. In addition, investments in hedge funds can be highly volatile and may subject investors to heightened risk and higher operating expenses than another closed-end fund with a different investment focus.

Note to Stockholders on the Fund’s Discount.  As most stockholders are aware, the Fund’s shares presently trade at a significant discount to net asset value.  The Fund’s board of directors is aware of this, monitors the discount and periodically reviews the options available to mitigate the discount. In addition, there are several factors affecting the Fund’s discount over which the board and management have little control.  In the end, the market sets the Fund’s share price.  For long-term stockholders of a closed-end fund, we believe the Fund’s discount should only be one of many factors taken into consideration at the time of your investment decision.

Note to Stockholders on the Fund’s Use of Leverage. The Fund has the ability to leverage through a credit facility. The Fund may utilize leverage to seek to enhance the returns for its stockholders over the long term; however, this objective may not be achieved in all interest rate and investment environments. Leverage creates certain risks for stockholders, including the likelihood of greater volatility of the Fund’s NAV and market price. In the event the Fund utilizes leverage there are other risks associated with borrowing through a line of credit, including, but not limited to risks associated with purchasing securities on margin. In addition, borrowing would increase costs to the Fund, subject the Fund to contractual restrictions on its operations and require the Fund to maintain certain asset coverage ratios on any outstanding indebtedness.